Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS SECOND QUARTER
RESULTS CONFERENCE CALL AND WEBCAST NOTIFICATION

Edmonton, Alberta, October 29, 2008 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX / NYSE: NOA) will hold a conference call and webcast to discuss its fiscal 2009 second-quarter financial results on Friday, November 7, 2008 at 7:30 a.m. Mountain Time (9:30 a.m. Eastern).

The call can be accessed by dialing:
Toll free: 1-866-585-6398
International: 1-416-849-9626

A replay will be available through November 28 , 2008 by dialing:
Toll Free: 1-866-245-6755
International: 1-416-915-1035
Passcode: 974556

The live and archived webcast can be accessed at:
http://www.investorcalendar.com/IC/CEPage.asp?ID=136919

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands. The company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

Kevin Rowand
Investor Relations, Manager
North American Energy Partners Inc.
Phone:	(780) 960-4531
Fax:	(780) 960-7103
Email: krowand@nacg.ca